

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 23, 2017

Via E-mail
Benjamin Ridding
Chief Executive Officer
Global Cosmetics, Inc.
Pavilion 96, Kensington High Street
Kensington, London, W8 4SG

Re: **Global Cosmetics, Inc.**
      Amendment No. 4 to Registration Statement on Form S-1
      Filed January 10, 2017
      File No. 333-211050

Dear Mr. Ridding:

We have reviewed your registration statement and have the following comments.

Dilution, page 21

1. We note your updated disclosure on page 22 that the net tangible book value per share of
    your existing stockholders will be increased by $0.0281 per share without any additional
    investment on their part as a result of this offering. Your disclosures indicate that the
    existing book value per share as of September 30, 2016 is ($0.0148) per share. Based on
    our recalculation, it would appear that the existing book value per share as of September
    30, 2016 before the offering is ($0.0215). Our recalculation of the book value per share
    as of September 30, 2016 is based on the ($95,426) net tangible book value as of
    September 30, 2016 divided by the 4,444,444 shares outstanding prior to the offering.
    Furthermore, based on our recalculations, the existing shareholders would receive an
    increase of $0.0114 in their book value per share. Our recalculation is based on adding
    the final book value per share of $0.0101 per share after the offering to the existing book
    value per share of ($0.0215) as of September 30, 2016. Please revise or advise.

2. We note your updated scenario disclosures on page 22 assuming a 75% offering, a 50%
    offering and a 25% offering. Based on our recalculations, it would appear that the net
    tangible book values after this offering should be $74,574 in a 75% offering,
    $14,574 in a 50% offering and ($45,426) in a 25% offering based on taking the net
    proceeds disclosed on page 21 and adding back the ($95,426) net tangible book value as
    of September 30, 2016. Please revise or advise.

<u>Item 16. Exhibits, page 41</u>

3. Please include the copy of the auditor's consent as an exhibit in your next amendment. Refer to Item 601 of Regulation S-K.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Steven J. Davis, Esq.